INVEST IN **UPTIP**

Uptip is reinventing tipping, driving value for service workers and customers



uptip.co Reno NV

Technology | Software | Mobile | Fin Tech | Travel

LEAD INVESTOR



Shaunt Sarkissian

We are evolving into a cashless society, and this is evident across the board. And one of the most basic and frequent consumer interactions has been left behind - and the impact on service and the service business profound. But this is absolutely poised to change - and Uptip will lead the way. The Uptip team is solid across the board, and has the focus, experience, and execution capability beyond what most early stage companies bring. The platform and commercial traction to date - coupled with the massive market opportunity, and inroads the team has made in key markets - place Uptip ahead of the pack, and poised to lead the Digital Tipping marketplace.

Invested $20,000 this round

Learn about Lead Investors

Highlights

1. Tipping is critical, driving much needed income for service workers and higher quality for customers.
2. Fewer people carry cash, as the economy continues to move toward electronic payments.
3. Uptip bridges the divide, delivering a smartphone-based tipping and service review platform.
4. Uptip's founders have already proven success, having built another travel technology company.

Our Team



Eric Plam CEO

Builder of valuable mobile technology businesses

Tipping is a very important tradition that is ripe for innovation. Uptip has the opportunity to help service workers increase their income, whiles driving greater levels of service quality. We believe we can make a difference for workers and their customers, while unlocking value for our investors.



Alexander Gruber CPO

Building global consumer business acquired by Philips (Home Control)



Alexander Gruber CPO

Building global consumer business acquired by Philips (Home Control)



Cory Jones CMO / Marketing Advisor

Technology and hospitality growth marketing and product leader with background in early startups and Fortune 500s



Erik Waterloo CTO

Embracing technology to bring ideas to life. Creating digital and physical products from scratch for 15 years.



Shaunt Sarkissian Payments Advisor

About Uptip


Uptip Explainer Video
HOTEL
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WHY UPTIP?


We love tipping!
Tipping encourages great service, provides essential income and establishes a channel for feedback. But tipping is in jeopardy. Uptip is fixing that.

Giving and receiving cash tips, an $18 billion per year business in the US alone, is ripe for upgrade in a post COVID-19 cashless world.

PROBLEM

Tipping is customary for many professions and meant to encourage or reward service excellence. It is also an important source of income. Unfortunately, tipping is facing headwinds resulting in reduction of income for many service professionals.

- Fewer people have correct change in their wallets to provide an appropriate tip. In fact, 50% of US consumers say they no longer carry cash most of the time.
- Covid-19 has accelerated this problem, increasing reluctance to handle cash, perceived to be dirty. The pandemic has also curtailed travel, reducing income for travel industry workers.
- Cash tipping often fails to convey quality of service delivered. Since cash tips are untracked, service organizations have gaps in customer data, unable to measure quality delivered and income earned by their employees.

Now, more than ever, it's important to show appreciation to workers on the frontline.


cash tips
cashless world

Cash tipping is left as an island in an increasingly cashless world.

HOW IT WORKS NOW


Worker
Customer
provides service
IF amount, currency and timing align,
THEN hands over cash tip
OTHERWISE worker gets stiffed

Housekeeper, Bellman, Concierge, Front Desk Clerk, Valet, Convention Services, Barista, Tour Guide, Hair Stylist

Customer, Hotel Guest, Traveller, Salon Client, Café Patron

No visibility for workplace (hotel, salon, café, etc.)

No service quality feedback

No receipt for customer or customer's employer

SOLUTION

uptip has created a frictionless, touchless, smartphone-based replacement for cash tipping


uptip
THANK YOU
Julia has received your tip.
See you soon!
$2
$4
$6
$8 +

FEATURES

- Smartphone-based system
- Fast, easy, efficient
- Touchless
- Zero app onboarding
- Leverage existing payment methods
- Network effect acquisition model
- Recommended or any amount
- Multiple currencies
- All service professions
- Secure payments
- Masked contact details
- Transaction transparency
- 6-star rating system
- Serves as polite prompt for tip
- Service quality resume
- Reporting for workers & managers
- Receipts for customers & employers
- Dashboard for service quality ratings

DEMO


How did I do?
uptip

Scan this QR code for demo!


uptip
Julia Watson
Front Desk Attendant
How much would you like to tip?
$2
$4
$6
$8 +
Done


BENEFITS
Workplaces (e.g. Hotels or Cafes)
• Visibility
• Greater staff retention
• Touchless environment
• Improved service quality
Workers
• More tip income
• Recognition
• Better control of career
• Clean workplace
Customers
• Convenience
• Touchless experience
• Better service quality
• Receipts & reimbursement
uptip drives considerable value to workers, their customers and other key stakeholders


MORE TIPS WITH UPTIP
33% Increase in tipping opportunities
40% Increase via uptip vs.cash overall
8% Fee to uptip
> 50% Net increase in tip income
uptip will help workers earn significantly more income, even after uptip's fees and any additional declared taxes.
100%
75%
50%
25%
0%
No Tip
Cash Tips $5 Each
No Tip
uptip
$7 Each
Cash Tips $5 Each
Before UpTip
After UpTip
Sample data


MARKET POTENTIAL
$18.2 billion In cash tips are paid to service providers in the travel and personal service industries according to IRS data
3-5 million People are in professions that regularly receive cash tips (excl. Restaurants)
80 million Estimated cash tip payers that can be addressed by uptip (adept at using mobile payments)
2025 GOAL
• Process $920 million in cash tips (~5% of total)
• Generate margin of $83 million
Initially addressing US market. Over time will increase TAM by expanding internationally and to new segments
REVENUE PROJECTION
Revenue (thousands)
90000
67500
45000
22500
0
2021
2022
2023
2024
2025

Forward-looking projections cannot be guaranteed.


MILESTONES AND FUNDRAISING
PROVING THE MODEL
PRODUCT LAUNCH
BOOTSTRAP AND SEED FUNDING
SERIES A FUNDING
$TBD
$350,000
Additional Seed Funding
$500,000
Wefunder Target
$150,000
Bootstrap & Seed Funding
Q3 2020
Q4 2020
Q1 2021
Q2 2021
Q3 2021
Q4 2021
Q1 2022
Q2 2022
Q3 2022
Q4 2022

Working Demo | MVP | First Hotel Group Win | Full Product Launch | Series A Target

Founded | Proof of Concept with Hotel Group | Wefunder Campaing Launch

Forward-looking projections cannot be guaranteed.

TRACTION

Uptip is already serving hotel and valet parking companies!

- Uptip has spend the last year building our solution and conducting proofs of concept within hotels and valet parking locations
- The results so far are very promising: more tips, positive feedback, and ratings that workers can use to help build their careers.
- Uptip has shaped our product based on feedback and experience from the hard-working people in the field.

Properties within these brands are participating in the uptip program

TEAM



Eric Plam
CEO
Skyroam, T-Mobile

Alexander Gruber
Product Wizard
Colorfy

Erik Waterloo
CTO
Colorfy

Cory Jones
CMO
LaQuinta, Skyroam, Flightcar

Shaunt Sarkissian
Payment Expert
Uphold, Cortex

uptip was founded by an experienced team of professionals, most of whom have worked together to develop a profitable global consumer business in the travel technology industry.

OUTLOOK


uptip is completely changing global tipping

1. uptip is reinventing global tipping, driving innovation, convenience, and transparency into the service industry.
2. uptip is adding value, recognition and accountability to tipping by integrating a rating system for workers.
3. uptip is empowering workers in their careers while eliminating the last island of cash handling in an electronic world.

For more information and to invest in our mission, email us at info@uptip.co